Exhibit 12(b)

COMPUTATION OF RATIO OF EBITDA TO INTEREST EXPENSE, NET(1)

The following table sets forth Lamar Media’s ratio of EBITDA to net interest expense, for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
(dollars in thousands)						(unaudited)
EBITDA(2)	$548,322	$513,217	$436,211	$434,809	$485,694	$361,730	$341,372
Interest expense, net	158,609	156,716	191,455	185,517	170,524	128,946	116,811
Ratio of EBITDA to expense interest, net	3.5x	3.3x	2.3x	2.3x	2.8x	2.8x	2.9x

(1)	The ratio of EBITDA to interest expense, net is defined as EBITDA divided by net interest expense.
(2)	EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.